Exhibit 99.1

Siyata Mobile Announces Closing of Acquisition of ClearRF, LLC

Vancouver, BC – March 31, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, is pleased to announce it has closed its previously announced acquisition, through a wholly-owned subsidiary, of all the issued and outstanding shares of ClearRF, LLC (ClearRF), for a total purchase price of US$700,000 with a combination of cash and shares.

Headquartered in Spokane, Wash., ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications. ClearRF enables companies to deploy telemetry systems, remotely monitor and control their M2M applications in real-time and its products combine world-class innovation and industry experience and are designed and manufactured in the U.S.

ClearRF also offers patented direct connect cellular amplifiers designed for M2M and “internet-of-things” (IoT) applications, specifically for fixed and mobile M2M applications to connect directly to any cellular router, modem, embedded module or alarm. ClearRF amplifiers provide a consistent, strong cellular signal in low or intermittent signal-challenged environments.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation PoC devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales Department:

Glenn Kennedy, VP International Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.